Exhibit 99.2

BY-LAW NO. 2

A By-Law relating to advance notice requirements for
nominations of directors of

DEFI TECHNOLOGIES INC.

BE IT ENACTED AND IT IS HEREBY ENACTED as a By-Law of Defi Technologies Inc.
(hereinafter called the “Corporation”) as follows:

ARTICLE I

Definitions

Section 1.01 Definitions.

In this By-Law, unless context otherwise requires:

(a)	“Act” means the Business Corporations Act (Ontario), as amended from time to time.

(b)	“Affiliate” when used to indicate a relationship with a specific person, shall mean a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, such specified person. For purpose of this definition: (a) “control”, as used with respect to any person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such person, whether through the ownership of voting securities, by agreement or otherwise, and (b) “controlled by” or under “common control with” have correlative meanings.

(c)	“Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such legislation and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commissions and similar regulatory authorities of each province and territory of Canada.

(d)	“Articles” means the original or restated articles of incorporation or articles of amendment, amalgamation, continuance, arrangement, reorganization or revival of the Corporation.

(e)	“Associate” has the meaning given to it in the Act.

(f)	“Board” means the board of directors of the Corporation.

(g)	“Close of Business” means 5:00 p.m. (Toronto time) on a business day in Toronto, Ontario.

(h)	“Corporation” means DeFi Technologies Inc.

(i)	“Meeting Notice Date” means the date on which the first notice to the shareholders or first Public Announcement of the date of the meeting of shareholders was issued by the Corporation.

(j)	“meeting of shareholders” means an annual, an annual and special meeting or a special meeting (which is not an annual and special meeting) of shareholders.

(k)	“Nominating Shareholder” has the meaning given to it in Section 2.01(c).

(l)	“Nomination Notice” has the meaning given to it in Section 2.03.

(m)	“person” means any individual or entity.

(n)	“Proposed Nominee” has the meaning given to it in Section 2.04(a).

(o)	“Public Announcement” means disclosure in (a) a press release reported in a national news service in Canada, or (b) a document publicly filed by the Corporation or its transfer agent and registrar under the Corporation’s profile on SEDAR+.

(p)	“SEDAR+” means the System for Electronic Document Analysis and Retrieval+ at https://www.sedarplus.ca.

(q)	“special meeting” includes a meeting of any class or classes of shareholders, and a special meeting of all shareholders entitled to vote at an annual meeting of shareholders.

ARTICLE II

Advance Notice of Nomination of Directors

Section 2.01 Nomination Procedures. Subject to the Act, Applicable Securities Laws and the Articles, only those individuals nominated in accordance with the procedures set out in this ARTICLE II shall be eligible for the election to the Board. Nominations of persons for election to the Board may only be made at any annual meeting of shareholders, or at a special meeting of shareholders called if one of the purposes for which the special meeting was called was the election of directors, as follows:

(a)	by or at the direction of the Board, including pursuant to a notice of meeting;

(b)	by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act, or a requisition of shareholders meeting by one or more shareholders made in accordance with the Act; or

(c)	by any person (a “Nominating Shareholder”) who:

(i)	at the Close of Business on the date of giving the Nomination Notice set out in Section 2.03, and on the record date for determining shareholders entitled to vote at such meeting, is entered in the securities register of the Corporation as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and provides evidence of such beneficial ownership to the Corporation; and

(ii)	complies with the notice procedures set forth in this ARTICLE II.

Section 2.02 Exclusive Means. For the avoidance of doubt, the procedures set forth in this ARTICLE II shall be the exclusive means for any person to bring nominations for election to the Board at or in connection with any annual meeting of shareholders or special meeting of shareholders.

Section 2.03 Timely Notice. A Nominating Shareholder must give written notice of its director nomination, the contents of such notice are set out in this ARTICLE II (such notice, a “Nomination Notice”), to the board of directors of the Corporation even if such matter is already the subject of a notice to the shareholders or a Public Announcement. The Nomination Notice must be received by the Corporation:

(a)	in the case of an annual meeting of shareholders, not less than 30 days before the date of such meeting; provided that, if (i) an annual meeting is called for a date that is less than 50 days after the Meeting Notice Date, notice by the Nominating Shareholder shall be made not less than the Close of Business on the 10th day after the Meeting Notice Date; and

(b)	in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not also called for the purpose of conducting other business), not later than the Close of Business on the 15th day after the Meeting Notice Date, provided that in either instance where the Corporation uses “notice-and-access” (as defined in National Instrument 54-101 – Communications with Beneficial Owners of Securities of a Reporting Issuer) to send proxy-related materials to shareholders in connection with an annual meeting, notice must be received not less than 40 days before the date of the meeting.

In the event of an adjournment or postponement of an annual meeting or special meeting of shareholders or any announcement thereof, a new time period shall commence for the giving of a timely notice under this Section 2.03.

Section 2.04 Nomination Notice Information. To be in proper written form, a Nomination Notice must comply with this ARTICLE II and must disclose or include, as applicable:

(a)	as to each person whom the Nominating Shareholder proposes to nominate for election as a director (each a “Proposed Nominee”):

(i)	the name, age and business and residential address of the Proposed Nominee;

(ii)	a statement indicating whether the Proposed Nominee is a “resident Canadian” as defined in the Act;

(iii)	the principal occupation, business or employment of the Proposed Nominee, both at present and within the five years preceding the notice;

(iv)	the number of securities of each class of securities of the Corporation beneficially owned, or controlled or directed, directly or indirectly, by the Proposed Nominee, as of the record date for the meeting (if such date shall then have been made publicly available and shall have occurred) and as of the date of such Nomination Notice;

(v)	a description of any relationship, agreement, arrangement or understanding (including financial, compensatory or indemnity related or otherwise) between the Nominating Shareholder and the Proposed Nominee, or any Affiliates or Associates of, or any person acting jointly or in concert with the Nominating Shareholder or the Proposed Nominee, in connection with the Proposed Nominee’s nomination and election as a director;

(vi)	whether the Proposed Nominee is a party to any existing or proposed relationship, agreement, arrangement or understanding with any competitor of the Corporation or its Affiliates or any other third party which may give rise to a real or perceived conflict of interest between the interests of the Corporation and the interests of the Corporation and the interests of the Proposed Nominee;

(vii)	a duly completed personal information form in respect of the Proposed Nominee in the form prescribed from time to time by the principal stock exchange on which the securities of the Corporation are then listed for trading; and

(viii)	any other information relating to the Proposed Nominee that would be required to be disclosed in a dissident proxy circular or other filings required to be made in connection with the solicitation of proxies for the election of directors pursuant to the Act or Applicable Securities Laws;

(b)	as to each Nominating Shareholder:

(i)	the name, business and, if applicable, residential address of such Nominating Shareholder;

(ii)	the number of securities of each class of securities of the Corporation beneficially owned, or controlled or directed, directly or indirectly, by such Nominating Shareholder or any other person with whom such Nominating Shareholder is acting jointly or in concert (and, for each such person, any options or other rights to acquire shares in the capital of the Corporation, any derivatives or other securities, instruments or arrangements for which the value or delivery, payment or settlement obligations are derived from, referenced to or based on any such shares, and any hedging transactions, short positions and borrowing or lending arrangements relating to such shares) with respect to the Corporation or any of its securities, as of the record date for the meeting (if such date shall then have been made publicly available and shall have occurred) and as of the date of such Nomination Notice;

(iii)	the interests in, or rights or obligations associated with, any agreement, arrangement or understanding, the purpose or effect of which may be to alter, directly or indirectly, such Nominating Shareholder’s economic interest in a security of the Corporation or such Nominating Shareholder’s economic exposure to the Corporation;

(iv)	full particulars regarding any proxy, contract, arrangement, agreement, understanding or relationship pursuant to which such Nominating Shareholder, or any of its Affiliates or Associates, or any person acting jointly or in concert with such person, has any interests, rights or obligations relating to the voting of any securities of the Corporation or the nomination of directors to the Board;

(v)	a representation and proof that the Nominating Shareholder is a holder of record of securities of the Corporation, or a beneficial owner, entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such nomination;

(vi)	a representation as to whether such Nominating Shareholder intends to deliver an information circular and form of proxy to any shareholder of the Corporation in connection with the election of directors or otherwise solicit proxies of votes from shareholders of the Corporation in support of such nomination; and

(vii)	any other information relating to such Nominating Shareholder that would be required to be disclosed in a dissident information circular or other filings required to be made in connection with the solicitation of proxies for the election of directors pursuant to the Act or Applicable Securities Laws; and

(c)	a written consent duly signed by each Proposed Nominee to being named as a nominee for election to the Board and to serve as a director of the Corporation, if elected.

Reference to “Nominating Shareholder” in this Section 2.04 shall be deemed to refer to each shareholder that nominates or seeks to nominate a person for election as a director in the case of a nomination proposal where more than one shareholder is involved in making the nomination proposal.

Section 2.05 Additional Information. The Corporation may require any Proposed Nominee to furnish such other information, including completion of a director’s questionnaire, as may be reasonably required by the Corporation to determine whether the Proposed Nominee would be considered “independent” under the relevant standards contemplated by Applicable Securities Laws or any stock exchange rules that may be applicable to the Corporation in the same manner as such standards are applicable to the Corporation’s other directors.

Section 2.06 Compliance. In addition to the provisions of this ARTICLE II, a Nominating Shareholder and any Proposed Nominee shall also comply with all of the applicable requirements of the Act, Applicable Securities Laws and applicable stock exchange rules regarding the matters set forth in this ARTICLE II.

Section 2.07 Currency of Notice. All information to be provided in a Nomination Notice shall be provided as of the date of such Nomination Notice. To be considered timely and in proper form, a Nomination Notice shall be promptly updated and supplemented, if necessary, by the Nominating Shareholder so that the information provided or required to be provided in such Nomination Notice shall be true and correct as of the record date for the meeting.

Section 2.08 Delivery of Notice. Notwithstanding any other provision of this By-law, a Nominating Shareholder shall deliver the Nomination Notice to the Corporation’s registered office. A Nomination Notice shall be delivered by personal delivery, nationally recognized overnight courier (with all fees prepaid), facsimile or email of a PDF document (with confirmation of transmission) or certified or registered mail (in each case, return receipt requested, postage prepaid).

Section 2.09 Power of the Chair. The chair of any meeting of shareholders of the Corporation shall have the power to determine whether a nomination was made in accordance with the provisions of this ARTICLE II and, if any proposed nomination is not in compliance with this ARTICLE II, to declare that such defective nomination shall not be disregarded.

ARTICLE III

Waiver

Section 3.01 The Board may, in its sole discretion, waive any requirement in this By-law.

ARTICLE IV

Effective Date

This By-Law shall come into force upon receipt of approval of the Shareholders.

ENACTED as of the 29th day of June, 2026.

WITNESS the seal of the Corporation.